Exhibit 99.1

Acasti Pharma Announces Closing of US$10 Million Firm Commitment Offering of Common Shares and Warrants

Laval, Québec, CANADA, December 27 , 2017 - Acasti Pharma Inc. (NASDAQ: ACST – TSX-V: ACST), a biopharmaceutical innovator focused on the research, development and commercialization of its prescription drug candidate CaPre® (omega-3 phospholipid) for the treatment of severe hypertriglyceridemia, today announced the closing of its firm commitment underwritten offering of 9,900,990 common shares together with accompanying warrants to purchase an aggregate of 9,802,935 common shares (including the exercise of the over-allotment option for warrants) at a combined price to the public of US$1.01 per share and accompanying warrant. The aggregate offering proceeds, before deducting underwriting discounts and commissions and other offering expenses, are approximately US$10.0 million. The net proceeds to Acasti from the offering after deducting underwriting discounts and commissions and other offering expenses are approximately US$8.6 million.

The Benchmark Company, LLC and Dawson James Securities, Inc. acted as book-running managers for the offering.

The warrants sold in the offering are exercisable at an exercise price of US$1.26 per share, and will be exercisable from issuance until December 27, 2022. The common shares and warrants sold in the offering were issued separately.

Acasti intends to use the net proceeds from the offering, together with cash on hand, for the further development of CaPre, including clinical site activation, progression of patient enrollment and production of clinical materials (both CaPre and placebo) for its Phase 3 program; expansion of business development activities; working capital; and other general corporate purposes.

A registration statement relating to the offering was filed with the Securities and Exchange Commission (SEC) on December 19, 2017 and has become effective. The securities may be offered only by means of a written prospectus forming a part of the effective registration statement. A final prospectus relating to this offering has been filed with the SEC, and copies of the final prospectus relating to this offering may be obtained by contacting Dawson James Securities, Inc., Attention: Prospectus Department, 1 North Federal Highway, 5th Floor, Boca Raton, FL 33432, mmaclaren@dawsonjames.com or toll free at 866.928.0928, or by accessing the SEC's website at www.sec.gov.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities being offered, nor shall there be any sale of the securities being offered in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

The common shares and warrants have not been and will not be qualified for distribution pursuant to a prospectus filed with the securities regulatory authorities in any of the provinces or territories of Canada and were not offered or sold in Canada except on a private placement basis pursuant to an exemption from the prospectus requirements of applicable Canadian securities laws. Any such common shares and warrants sold in Canada were sold pursuant to a confidential offering memorandum which supplemented the disclosure of the final prospectus forming part of the registration statement.

About CaPre® (omega-3 phospholipid)

Acasti’s prescription drug candidate, CaPre, is a highly purified omega-3 phospholipid concentrate derived from krill oil and is being developed to treat severe hypertriglyceridemia, a metabolic condition that contributes to increased risk of cardiovascular disease and pancreatitis. Its omega-3s, principally EPA and DHA, are either “free” or bound to phospholipids that allows for better absorption into the body. This allows for enhanced bioavailability and EPA and DHA blood levels compared to the “esterified” fish-oil omega-3 options such as LOVAZA.

About Acasti Pharma Inc.

Acasti Pharma is a biopharmaceutical innovator advancing a potentially best-in-class cardiovascular drug, CaPre (omega-3 phospholipid), for the treatment of hypertriglyceridemia, a chronic condition affecting an estimated one third of the U.S. population. The company’s strategy is to initially develop and commercialize CaPre for the 3 to 4 million patients in the U.S. with severe hypertriglyceridemia. Since its founding in 2008, Acasti Pharma has focused on addressing a critical market need for an effective, safe and well-absorbing omega-3 therapeutic that can make a positive impact on the major blood lipids associated with cardiovascular disease risk. For more information, visit www.acastipharma.com.

Forward-looking Statements

Statements in this press release that are not statements of historical or current fact constitute “forward-looking statements” within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Acasti to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms “believes,” “belief,” “expects,” “intends,” “anticipates,” “will,” or “plans” to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Forward-looking statements in this press release include, but are not limited to, Acasti’s anticipated use of proceeds from the offering.

The forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement, the “Cautionary Note Regarding Forward-Looking Information” section contained in the prospectus relating to the offering. The forward-looking statements are also expressly qualified in their entirety by the “Cautionary Note Regarding Forward-Looking Information” in Acasti’s latest annual report on Form 20-F and most recent management’s discussion and analysis (MD&A), which are available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar/shtml, and on the investor section of Acasti’s website at www.acastipharma.com. All forward-looking statements in this press release are made as of the date of this press release. Acasti does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to assumptions and risks and uncertainties that are described from time to time in Acasti’s public securities filings with the Securities and Exchange Commission and the Canadian securities commissions, including Acasti’s latest annual report on Form 20-F and most recent MD&A.

Neither NASDAQ, the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Acasti Contact:

Jan D’Alvise, Chief Executive Officer
450-686-4555
info@acastipharma.com, www.acastipharma.com

Media Contact:

Jessica Dyas, Canale Communications
619-849-5385
jessica@canalecomm.com

Investor Relations Contact:

Glen Akselrod, Bristol Capital Ltd.
(905) 326-1888 ext 10
glen@bristolir.com